

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 23, 2009

Via U.S. mail

James R. King, President, Secretary and
Director
Alaska Pacific Energy Corp.
2005 Costa Del Mar Road
Carlsbad, California 92009

> **Re: Alaska Pacific Energy Corp.**
> **Form 10-12G/A**
> **Filed June 17, 2009**
> **File No. 0-53607**

Dear Mr. King:

We have completed our review of the above referenced filing and your response letter and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: C. Arakawa
     K. Hiller
     M. Karney
     J. Madison

     Via facsimile
     Christopher Dieterich
     (310) 312-6680